SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 10, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 3 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraph:

         On March 10, 2000, at the request of Crown, Rosemore extended the expiration date of its proposal to acquire all outstanding shares of Class A and Class B Common Stock of Crown not owned by Rosemore from Friday, March 10, 2000 at 5:00 p.m. to Friday, March 17, 2000 at 5:00 p.m. A copy of a letter is filed as an exhibit to this Amendment No. 3 and is incorporated by reference herein.


Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 7 - Joint Filing Agreement as required by Rule 13d-1(k).

         Exhibit 8 - Letter dated as of March 10, 2000 from Rosemore to Crown.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

March 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

March 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

March 10, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 10, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 10, 2000                               Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

March 10, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 10, 2000                               Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

March 10, 2000                               Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

March 10, 2000                               Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number              Description

7.                  Joint Filing Agreement as required by Rule
                    13d-1(k)

8.                  Letter dated as of March 10, 2000 from Rosemore to Crown.

                                                                       EXHIBIT 7

         The undersigned hereby agree that Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 3.

                                             ROSEMORE, INC.

March 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

March 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

March 10, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 10, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 10, 2000                               Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

March 10, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 10, 2000                               Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

March 10, 2000                               Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

March 10, 2000                               Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact

                                                                       Exhibit 8

                           [Rosemore, Inc. Letterhead]

                                 March 10, 2000

STRICTLY CONFIDENTIAL
---------------------

Board of Directors of
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201
Attention: Mr. Michael F. Dacey

Ladies and Gentlemen:

         Reference is made to our letter to you dated March 6, 2000 setting out our proposal to acquire all of the outstanding shares of Class A and Class B Common Stock of Crown Central Petroleum Corporation (the "Company") not owned by us, at the price and on the terms and conditions set forth in such letter.

         As we understand that the Board of Directors of the Company ("Company Board") and a special committee of independent directors of the Company Board are considering our proposal, we are extending the expiration date of our proposal from Friday, March 10, 2000 at 5:00 p.m. (Maryland time) to Friday, March 17, 2000 at 5:00 p.m. (Maryland time) or at such time as our proposal is rejected by or on behalf of the Company.

                                        Sincerely,

                                        ROSEMORE, INC.

                                        By:   /s/ Edward L. Rosenberg
                                           --------------------------------
                                           Name:  Edward L. Rosenberg
                                           Title: President and Chief Executive
                                                    Officer